

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2022

Mathieu Bonnet
Chief Executive Officer
Athena Pubco B.V.
Westervoortsedijk 73 KB
6827 AV Arnhem, the Netherlands

> **Re: Athena Pubco B.V.**
> **Amendment No. 1 to Registration Statement on Form F-4**
> **Filed December 14, 2021**
> **File No. 333-259916**

Dear Mr. Bonnet:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 29, 2021 letter.

Amendment No.1 to Registration Statement on Form F-4 Filed December 14, 2021

What are the possible sources and the extent of dilution that the Spartan Stockholders that elect not to redeem..., page 11

1. We note your revised disclosure in response to comment 4 and reissue the comment in part. Please revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders or tell us where it is disclosed.

Total Allego Ordinary Shares to Be Issued..., page 27

2. Please revise to present total ownership amounts taking into account exercise of the outstanding Spartan Warrants. Please also tell us why the beneficial ownership disclosure

included on pages 221-222 assumes that no Spartan Warrants are exercisable within 60 days of the business combination, as it appears that the Spartan Warrants are exercisable 30 days after the completion of the initial business combination.

Allego may need to raise additional funds, page 47

3. Please revise the heading of the risk factor to clearly state that Allego is dependent on additional financing and/or completion of the Business Combination to continue its current operations and execute its business plan, to the extent accurate. Please also revise to clarify that Allego has drawn down the entire amount available under its existing senior debt facility. Please make similar revisions in the Risk Factor discussion contained in the Summary of the Proxy Statement/Prospectus.

Risk Factors
Madeleine will own a significant amount of Allego's voting stock..., page 84

4. We note your revised disclosure that "Meridiam, which controls Madeleine, is a Benefit Corporation under the meaning of French law, and has made a commitment to social and environmental sustainability and is dedicated to achieving the UN Sustainability Development Goals. The pursuit of these endeavors may conflict with the other shareholders of Allego." Please clarify what is the meaning of a Benefit Corporation under French law and further discuss how this may conflict with the interests of other shareholders.

Background of the Business Combination, page 108

5. We note your revised disclosure in response to comment 15. To provide additional context for investors, please discuss why the "informal negotiations, meetings and conversations with several of the potential acquisition targets" did not result in offers. In this regard, we note your disclosure that "Spartan presented term sheets or illustrative transaction structures . . . to each of these potential acquisition targets. Spartan engaged in informal negotiations, meetings and conversations with several of the potential acquisition targets with respect to the potential terms and conditions of the transaction, but no offers were made as a result of these informal negotiations."

6. We note your revised disclosure in response to comments 17 and 20. Please expand your disclosure throughout this section to include a more detailed description of the market conditions, "trends in the SPAC market" and trading performance of public companies that were considered when determining to further reduce the valuation of Allego and the Private Placement amount. Similarly, further discuss the key points of disagreements regarding the terms of the transaction and discuss the negotiations that took place for these to be resolved. In this regard, provide additional context for your disclosure that "[d]isagreements regarding the terms of the transaction were resolved through discussions among the representatives of Spartan and Allego, as well as the exchange of drafts of the definitive documents."

7.	We note your revised disclosure on page 119 that "Allego's forecasts reflect discussions with certain of its commercial customers in respect of their plans and anticipated needs over the period of its forecasts." Please clarify that Allego has not entered into any legally binding agreements with regards to these discussions, if true, and highlight any related uncertainty with regards to these anticipated needs and its effect on the period covered by the forecasts.

8.	We note your response to comment 20, that "numerous third parties participated in the Private Placement, accounting for a total of up to $76 million of the aggregate $150 million of commitments." Please revise your disclosure to clarify, as you do in your response, the amount or percent of your Private Placement that relates to investments by affiliates and unaffiliated third party investors.

The Spartan Board's Reasons for the Approval of the Business Combination, page 114

9.	We note your revised disclosure in response to comment 23 that the Board compared Allego Holding's Operational EBITDA against its competitors. Please revise to include a discussion of the Operational EBITDA of Allego's competitors that was considered by the Board when approving and recommending the transaction.

Unaudited Prospective Financial Information, page 117

10.	We note your revised disclosure on page 118 in response to comment 25 regarding the assumptions "that the EV charging market will continue to grow and the total addressable market will grow between 2021 and 2025 in each case, with an average annual growth rate of 47%, and that within that market, Allego will maintain its current market share of 12% of the fast and ultra-fast charging demand." Please disclose the basis or source for your assumption that the average annual growth rate of the total addressable market will grow at an average annual growth rate of 47% and considering your historical revenues to date, explain the basis for your projections beyond year three and why you believe the growth rate and projected financial information is reasonable.

Unaudited Pro Forma Condensed Combined Financial Information, page 152

11.	We note you provided unaudited pro forma financial information of Spartan Acquisition Corp. III for the period ended June 30, 2021 rather than September 30, 2021. Please tell us how you determined that this complies with Rule 11-02(c) of Regulation S-X, or revise.

Allego Management's Discussion and Analysis of Financial Condition and Results of Operations, page 193

12.	We note your response to comment 34. Please revise to include all required disclosures for your key performance indicator, and utilization rate, pursuant to SEC Release 33-8350.

13. We note your response to prior comment 38 and revised disclosure that references "projects" impacting cost of sales and gross margin between periods. Please expand your discussion to provide more information on the nature of these projects impacting results of operations.

Beneficial Ownership of Securities, page 221

14. We note your response to comment 2 and we reissue the comment in part. In this regard, we note your disclosure that "[d]ecisions as to how to vote the Allego Ordinary Shares held by Madeleine, as well as the Allego Ordinary Shares held by E8 Investor over which Madeleine has the right to direct the vote, will be made by the board of directors of Madeleine, on which Mr. Touati serves, along with two other individuals." Please disclose the two other individuals in Madeleine's board of directors. Please also disclose the person(s) who, directly or indirectly, have or share investment control over the shares held by Madeline and E8 Investor, as your current disclosure speaks only to voting control.

Consolidated Statement of Profit or Loss for the Years Ended December 31, 2020 and 2019, page F-3

15. We note your response to comment 42 stating that you are not able to provide the level of granularity with respect to cost of sales due to limitations in your current financial systems. In Note 4 on page F-51, you disclose that the management information provided to the CODM includes financial information related to revenue, cost of sales and gross result by revenue stream and by region. Please tell us whether this cost of sales by revenue stream information included in the CODM package provides the information referenced in prior comment 42, and your consideration of presenting it separately pursuant to paragraph 85 of IAS 1.

General

16. We note your revised disclosure in response to comment 46 that "with respect to any complaint asserting a cause of action arising under the Securities Act or the Exchange Act, the federal courts of the United States will be the exclusive forum for resolving any such complaint" (emphasis added). However, Article 32 of Allego's Articles of Association included as Annex B only references an exclusive forum provision with regards to any actions arising under the Securities Act of 1933. Please revise to ensure consistency.

Mathieu Bonnet
Athena Pubco B.V.
January 12, 2022
Page 5

You may contact Stephen Kim at 202-551-3291 or Theresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López Molina at 202-551-3792 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services